

October 20, 2011

Via E-mail
C. Brig Miller
Vice President and Chief Accounting Officer
Core Laboratories N.V.
Herengracht 424
1017 BZ Amsterdam
The Netherlands

> **Re:** **Core Laboratories N.V.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 8-K**
> **Filed April 19, 2011**
> **File No.: 1-14273**

Dear Mr. Miller:

We have reviewed your response letter dated August 4, 2011 and have the following comments.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2010

Financial Statements

Note 15: Segment Reporting, page F-25

1. Your response to prior comment 14 indicates that you separately disclose revenues from products and services as you feel that is meaningful information in evaluating the performance of the Company and understanding the underlying trends of your revenues. However, we are unable to locate any such disclosure within the footnotes to your financial statements, which would appear to be required by FASB ASC 280-10-50-40. Please provide us with the location of this information in the footnotes to your financial

statements or provide us with the draft product and service disclosures you intend to present.

Form 8-K

2.   We have reviewed your response to prior comment 15. Notwithstanding your designation of Free Cash Flow per share as a performance measure, your measure appears to be in substance a liquidity measure. In this regard, your use of Free Cash Flow per share does not appear appropriate under ASR 142, Item 10(e) of Regulation S-K, and Regulation G. Please discontinue the use of this measure in both your documents filed and furnished with the SEC as well as your earnings calls.

You may contact Michael Fay at (202) 551-3812 or Mark Shannon at (202) 551-3299 if you have questions regarding the comments and related matters. Please contact me with any other questions at (202) 551-3489.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant